Exhibit 99.1

SINA Announces Preliminary Results For The Quarter Ended March 31, 2014

SHANGHAI, May 2, 2014 /PRNewswire/ — SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced preliminary selected unaudited financial results for the fiscal quarter ended March 31, 2014. The preliminary results are subject to change as the Company is still in the process of finalizing the financial results for the quarter.

For the first quarter of 2014, the Company now estimates its preliminary unaudited financial results to be as follows:

•                  Total net revenues* to be approximately $171 million, including advertising revenues of approximately $135 million and non-advertising revenues of approximately $36 million.

•                  Net loss attributable to SINA** to be approximately $33 million, or $0.52 diluted net loss per share attributable to SINA.

•                  Non-GAAP net income attributable to SINA to be approximately $11 million, or $0.15 diluted non-GAAP net income per share attributable to SINA.

*  Total net revenues include approximately $4.1 million related to the deferred revenues from the license agreements resulting from the E-House/CRIC transaction.

** Net loss attributable to SINA is expected to include a non-cash loss of approximately $40.2 million related to the change in fair value of investor option liability, which was mainly due to Weibo Corporation, a subsidiary of the Company, going public in April 2014. This item is not reflected in the Company’s non-GAAP net income.

The Company’s non-GAAP income excludes stock-based compensation, amortization of intangible assets, net of tax, convertible debt issuance cost, recognition of deferred revenue in relation to certain equity investment, gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary and change in fair value of investor option liability.

The Company plans to report its unaudited financial results for the first quarter of 2014 on or around May 21, 2014.

Safe Harbor Statement

This press release contains forward-looking statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere unless required by law. Statements that are not historical facts, including statements about the Company’s plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to risks included in SINA’s filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn